May 23, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Suying Li

Mr. Rufus Decker

Division of Corporation Finance Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Molson Coors Brewing Company
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 12, 2019
Form 8-K Filed February 12, 2019
File No. 001-14829

Dear Ms. Li and Mr. Decker:

Molson Coors Brewing Company (the “Company,” “we,” and “our”) submits this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 14, 2019 relating to the above-referenced Current Report on Form 8-K.  For convenience, the Staff’s comment is set forth below in italics followed by the Company’s response.

Form 8-K Filed February 12, 2019

Exhibit 99.1

Appendix, page 13

1.              You present full non-GAAP income statements when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please tell us how you considered the guidance in Question 102.10 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:  We respectfully acknowledge the Staff’s comment and undertake that in future filings with the Commission and earnings releases we will reconcile our non-GAAP measures to the most directly comparable GAAP measures without presenting full non-GAAP income statements.

* * * *

1801 California Street • 46th Floor • Denver, Colorado • 80202 • USA
Tel. (303) 927-2337

MOLSON is a registered trademark of Molson Canada 2005, used under license. COORS is a registered trademark of Coors Brewing Company, used under license.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 927-2337. Thank you again for your time and consideration.

Respectfully submitted,

MOLSON COORS BREWING COMPANY

By:	/s/ Tracey Joubert
Tracey Joubert
Chief Financial Officer
(Principal Financial Officer)

cc:	Brian C. Tabolt
Vice President, Controller and Chief Accounting Officer
(Chief Accounting Officer)